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                                                                  Rule 424(b)(3)
                                                      Registration No. 333-22833



                          GREAT PLAINS SOFTWARE, INC.

              Supplement No. 3 to Prospectus Dated June 19, 1997

            The date of this Supplement No. 3 is September 24, 1997

     On September 24, 1997, Great Plains Software, Inc. issued the attached press release relating to its results of operations for the fiscal quarter ended August 31, 1997.
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[LETTERHEAD]

                                                           FOR IMMEDIATE RELEASE

                   GREAT PLAINS SOFTWARE REPORTS FINANCIAL RESULTS
                                FOR THE FIRST QUARTER

FARGO, ND, SEPTEMBER 24, 1997--Great Plains Software, Inc. (NASDAQ: GPSI), a leading provider of Microsoft-Registered Trademark- Windows NT-Registered Trademark- client/server financial management software for the midmarket, announced today financial results for the fiscal quarter ending August 31, 1997.

Great Plains Software reported first quarter revenues of $16.8 million, a 52% increase over the same period last fiscal year. Operating income for the first quarter of fiscal 1998 was $1.8 million, up 124% over the first quarter of fiscal 1997. Earnings per share for the first quarter of fiscal 1998 were 11 cents per share, an increase of 83% over the same period last fiscal year.

License revenues for the first quarter of fiscal 1998 were $10.4 million, up 55% over the same period last fiscal year. Service revenues for the first quarter were $6.4 million, up 46% over the same period last fiscal year. Revenues from the company's Windows NT-Registered Trademark- client/server financial management solutions--Dynamics and Dynamics C/S+--accounted for $14.1 million during the first quarter of fiscal 1998, an increase of 64% over the same period last fiscal year. The company also announced that its community of client/server customers grew to more than 10,000 during the first quarter of fiscal 1998. In addition, the company reported continued strong demand for the Great Plains Accounting Version 9 upgrade on the heritage side of its business.

With operating income for the first fiscal quarter of $1.8 million, operating margin was 11%, an improvement over an operating margin of 7% in the first quarter of fiscal 1997. Net income for the first quarter of fiscal 1998 was $1.5 million resulting in earnings per share of 11 cents, compared to net income and earnings per share of $0.6 million and 6 cents per share in the first quarter of fiscal 1997, a 178% increase in net income and a 83% increase in earnings per share.

On June 25, 1997, the company completed an initial public offering of 3,450,000 shares of common stock, which resulted in net proceeds to the company of more than $50 million. Cash, cash equivalents and investments as of August 31, 1997, were $68.9 million.

This release contains descriptions of the company's expectations regarding future business trends. These forward-looking statements are made in reliance upon safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Accordingly, actual results may differ materially from those contemplated by the forward-looking statements.

Great Plains Software, Inc. (NASDAQ: GPSI) is a leading provider of Microsoft-Registered Trademark- Windows NT-Registered Trademark-client/server financial management software for the midmarket. The company's award-winning products and services are sold and implemented exclusively by its extensive network of independent sales and support organizations throughout the world.

                                       # # # #

Microsoft and Windows NT are either registered trademarks or trademarks of Microsoft Corporation in the United States and/or other countries. All other products mentioned in this release are registered trademarks or trademarks of their respective holders.


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                             Great Plains Software, Inc.
                      Condensed Consolidated Statement of Income
                       (In thousands, except per share amounts)

                                    Three Months Ended     Three Months Ended
                                      August 31, 1997        August 31, 1996
                                    ------------------     ------------------
                                            (unaudited)            (unaudited)
Revenues:
 License                                      $ 10,335                $ 6,655
 Service                                         6,439                  4,413
                                                 -----                  -----
  Total revenues                                16,774                 11,068
Cost of revenues:
 License                                         1,935                  1,170
 Service                                         2,251                  1,636
                                                 -----                  -----
  Total cost of revenues                         4,186                  2,806
                                                 -----                  -----

Gross profit                                    12,588                  8,262

Operating expenses:
 Sales and marketing                             6,199                  4,054
 Research and development                        2,676                  2,172
 General and administrative                      1,894                  1,224
                                                 -----                  -----
  Total operating expenses                      10,769                  7,450
                                                ------                  -----
Operating income                                 1,819                    812
Other income, net                                  736                     83
                                                   ---                     --
Income before income taxes                       2,555                    895
Income tax provision                             1,022                    344
                                                 -----                  -----
  Net income                                    $1,533                  $ 551
                                                ------                  -----
                                                ------                  -----


Net income per share                            $ 0.11

Shares used in computing
net income per share                        13,476,290

Pro forma net income per share                                          $0.06

Shares used in computing pro forma
net income per share                                                9,853,042


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                             Great Plains Software, Inc.
                         Condensed Consolidated Balance Sheet
                                    (In thousands)

                                             August 31,               May 31,
                                               1997                    1997
                                            -----------             ------------
                                            (unaudited)
Assets:
 Current assets:
  Cash and cash equivalents                   $ 14,780               $ 12,101
  Investments                                   54,109                  4,142
  Accounts receivable                            3,409                  5,452
  Deferred income taxes                          2,268                  3,279
  Other current assets                           2,013                  1,731
                                                 -----                  -----

    Total current assets                        76,579                 26,705

Property and equipment, net                      7,122                  5,821
Goodwill, net                                      409                    438
Other assets                                     1,323                    250
                                                 -----                    ---

   Total assets                               $ 85,433               $ 33,214
                                              --------               --------
                                              --------               --------

Liabilities and Stockholders Equity (Deficit)
 Current liabilities:
  Accounts payable
  and accrued expenses                         $ 9,324                $ 9,599
  Deferred revenue                              11,075                 10,448
                                               -------                -------

   Total current liabilities                    20,399                 20,047

Long term liabilities:
 Deferred tax liability                            746                    746
                                                   ---                    ---

Total liabilities                               21,145                 20,793

Mandatorily redeemable
 convertible preferred
 stock                                              --                 28,698

Stockholders' equity (deficit):
 Convertible preferred stock                        --                    199
 Common stock                                      134                     81
 Additional paid-in capital                     65,335                (13,843)
 Accumulated deficit                            (1,181)                (2,714)
                                                 -----                  -----
  Total stockholders' equity (deficit)          64,288                (16,277)
                                                ------                 ------

Total liabilities and
  stockholders' equity (deficit)              $ 85,433               $ 33,214
                                              --------               --------
                                              --------               --------


CONTACT:  Great Plains Software, Fargo
          For Editorial Information: Kim Albrecht,
          Public Relations Manager
          701/281-3735, kalbrech@gps.com
          or
           For Financial Information: Tami Reller,
          Director of Finance & Investors Relations,
          701/281-6762, treller@gps.com